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             [Letterhead of Elsag Bailey Process Automation N.V.]


FOR IMMEDIATE RELEASE

Contact:  Christopher M. Farage, Ph.D.
          Director, Investor Relations
          (440) 585-8675


                      ELSAG BAILEY LAUNCHES SALE PROCESS

Amsterdam, The Netherlands (June 4, 1998) - The Supervisory Board of Elsag Bailey Process Automation N.V. (NYSE:EBY), today launched a process to seek offers for the purchase of the entire Company. This action follows Finmeccanica's S.p.A. recent decision to dispose of their shareholdings in Elsag Bailey. The Board believes that the process launched today is in the best interest of all the Company's constituents, including its employees and customers, and is the best method to maximize value for all shareholders of the Company.

Vincenzo Cannatelli, Elsag Bailey's Managing Director and Chief Executive Officer, stated, "With today's Board decision, we are starting a process which could lead to positive results for our Company and our shareholders. We have worked hard in the past 24-months to restructure our business units for substantial cost savings, to divest non-core and underperforming assets, to launch significant new high-technology products, and to position Elsag Bailey as a leader in our markets. All of these improvements make our business portfolio quite attractive to a long-term buyer, and I believe the process will lead to substantial benefits to our shareholders, employees, and customers."

Also at today's Board meeting, Merrill Lynch International was appointed as an exclusive financial advisor to assist the Board in the effective management of this sale process, which will begin immediately.

Until a definitive agreement is reached with a potential purchaser, there can be no assurance as to whether a sale will in fact be consummated or as to what form any transaction, if concluded, might take.

One of the world's leading process automation companies, Elsag Bailey Process Automation N.V., incorporated in the Netherlands, has grown its revenues to more than $1.5 billion by aggressively expanding its global markets and technologies. The company employs some 11,000 employees in over 30 countries. Elsag Bailey's computer and electrical products -- control systems, instrumentation products, and analytical devices -- keep its customers on the cutting edge of productivity. Elsag Bailey's global customers are among the leading names in the process industries including electric utilities, oil and gas, chemicals and pharmaceuticals, pulp and paper, water and wastewater, metals and ceramics, and other industrial companies.

For copies of additional press releases or quarterly reports, call Elsag Bailey's Fax-on-Demand service at 1-888-329-2311, or visit the Company's web site at www.ebpa.com. Requests for information can also be made via e-mail at investorinfo@bailey.com.

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                                 Elsag Bailey Process Automation N.V.

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